UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 3

Under the Securities Exchange Act of 1934

Pointer Telocation Ltd.
(Name of Issuer)

Ordinary Shares, NIS 3.00 Par Value
(Title of Class of Securities)

M7946T104
(CUSIP Number)

March 24, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 □      Rule 13d-1(b)

☒      Rule 13d-1(c)

□       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M7946T104

1         Name of Reporting Person: Shaul Elovitch
I.R.S. Identification No. of above person (entities only): N/A

2         Check the Appropriate Box if a Member of a Group (See Instructions):(a) □
                            (b) □
3         SEC Use Only

4         Citizenship or Place of Organization:  Israel

Number of                5           Sole Voting Power:                       -0- Ordinary Shares
Shares
Beneficially             6           Shared Voting Power:                   793,591* Ordinary Shares
Owned by
Each                         7           Sole Dispositive Power:              -0- Ordinary Shares
Reporting
Person With             8           Shared Dispositive Power:          793,591* Ordinary Shares

9         Aggregate Amount Beneficially Owned by Each Reporting Person:  793,591* Ordinary Shares

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): □

11         Percent of Class Represented by Amount in Row (9):  14.28%*

12         Type of Reporting Person (See Instructions): IN

_________________

*
Including 701,592 Ordinary Shares of the Issuer transferred from Eurocom Holdings and Eurocom Communications Ltd. on March 24, 2013 and 92,000 Ordinary Shares transferred after a rights offering of the Issuer that was effected on June 19, 2012. The Ordinary Shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.

**	Based on 5,555,558 ordinary shares issued and outstanding as of December 31, 2012 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

CUSIP No.  M7946T104

1         Name of Reporting Person: Yossef Elovitch
I.R.S. Identification No. of above person (entities only): N/A

2         Check the Appropriate Box if a Member of a Group (See Instructions):(a) □
                            (b) □
3         SEC Use Only

4         Citizenship or Place of Organization:  Israel

Number of                5           Sole Voting Power:                       -0- Ordinary Shares
Shares
Beneficially             6           Shared Voting Power:                   793,591* Ordinary Shares
Owned by
Each                         7           Sole Dispositive Power:              -0- Ordinary Shares
Reporting
Person With             8           Shared Dispositive Power:          793,591* Ordinary Shares

9         Aggregate Amount Beneficially Owned by Each Reporting Person:  793,591* Ordinary Shares

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): □

11         Percent of Class Represented by Amount in Row (9):  14.28%*

12         Type of Reporting Person (See Instructions): IN

_________________

*
Including 701,592 Ordinary Shares of the Issuer transferred from Eurocom Holdings and Eurocom Communications Ltd. on March 24, 2013 and 92,000 Ordinary Shares transferred after a rights offering of the Issuer that was effected on June 19, 2012. The Ordinary Shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.

**	Based on 5,555,558 ordinary shares issued and outstanding as of December 31, 2012 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

SCHEDULE 13G/A

This Amendment No. 3 is filed by Mr. Shaul Elovitch and Mr. Yossef Elovitch (together, the “Reporting Persons”) and amends the initial Statement on Schedule 13G filed by Mr. Shaul Elovitch and Eurocom Holdings (1979) Ltd. (“Eurocom Holdings”) on April 8, 2008 as last amended by Amendment No. 2 filed on February 17, 2009 (the initial Schedule 13G and together with the Amendments, the “Statement”).

The Statement relates to the ordinary shares, NIS 3.0 par value (“Ordinary Shares”), of Pointer Telocation Ltd., an Israeli corporation (the “Issuer”).

This Amendment is being filed to report the purchase of 701,592 Ordinary Shares of the Issuer, of which 514,644 Ordinary Shares were previously held directly by Eurocom Holdings and 186,947 Ordinary Shares were previously held directly by Eurocom Communications Ltd., in a privately negotiated transaction by the Reporting Persons and to report that Eurocom Holdings and Eurocom Communications Ltd. no longer own any Ordinary Shares of the Issuer.

Item 1.

(a)	Name of Issuer: Pointer Telocation Ltd.

(b)	Address of Issuer’s Principal Executive Offices:
14 Hamelacha Street, Afek Industrial Park, Rosh Haayin 48091, Israel

Item 2.

(a)	Name of Persons Filing:	Shaul Elovitch Yossef Elovitch

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence:
2 Dov Friedman Street, Ramat Gan 52503, Israel

(c)	Citizenship: A citizen of the State of Israel.

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 3.00 per share

(e)	CUSIP Number: M7946T104

Item 3.  Not applicable

Item 4.  Ownership

(a)-(c)	The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Person:

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shaul Elovitch	793,591**	14.28%	0	793,591	0	793,591
Yossef Elovitch	793,591**	14.28%	0	793,591	0	793,591
_________________
*	Based on 5,555,558 ordinary shares issued and outstanding as of December 31, 2012 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

**
Including 701,592 Ordinary Shares of the Issuer transferred from Eurocom Holdings and Eurocom Communications Ltd. on March 24, 2013 and 92,000 Ordinary Shares transferred after a rights offering of the Issuer that was effected on June 19, 2012. The Ordinary Shares are jointly held by Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, and they have joint power over such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   □

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2013

/s/ Shaul Elovitch
Shaul Elovitch

/s/ Yossef Elovitch
Yossef Elovitch

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: March 27, 2013

/s/ Shaul Elovitch
Shaul Elovitch

/s/ Yossef Elovitch
Yossef Elovitch